On April 30, 2015, Knowles Corporation presented the information on the following slides.

Knowles to Acquire
Audience
Knowles will be uniquely positioned to optimize the audio signal path to enhance performance and enable new applications
April 30, 2015
Filed by: Knowles Corporation
pursuant to Rule 425
under the Securities Act of 1933, as amended, and
deemed filed pursuant to Rule 14d-2
under the Securities Exchange Act of 1934, as amended
Subject Company: Audience, Inc.
Commission File No. 001-35528

Transaction Overview

Transaction
Rationale
• Provides analog & digital signal processing, algorithm and software expertise
• Broadens intelligent audio offerings
• Uniquely positions Knowles in the audio signal path
Acquisition
Consideration
• $5.00 / share comprised of $2.50 in cash and $2.50 in Knowles stock;
subject to a collar
• Enterprise value of approximately $85 million, net of estimated cash of $44 million at March 31, 2015
Financial
Impact
• Expands available market and improves gross margin
• Approximately $25 million in annualized cost savings
• Expected to be accretive by Q4 of 2016 (on a non-GAAP basis)
• Expected closing in Q3 2015, subject to regulatory and other approvals

Compelling Strategic Rationale
*IDC and Gartner
Technology
• World-leading engineering talent and IP focused on audio processing solutions
• Expands Knowles’ capabilities in intelligent audio solutions
Product
Portfolio
• Highly complementary product and technology portfolios
• Enables delivery of end-to-end acoustic solutions
Mics Signal Processing Speakers
Market
Expansion
• Accelerates time-to-market for smart mics and other intelligent solutions
• Expands TAM for next-generation intelligent audio solutions / algorithm development
• Increases $ content with higher-margin products in existing markets

Audience

acer
bbk
SAMSUNG
Coolpad 酷派
DELL
hp
Google
HUAWEI
lenovo
MEIZU
Microsoft
ZTE
SHARP
LG
SONY
mi

knowles

Business Overview
Key Technologies

Advanced voice processing
Context aware processing
Always-on sensing
Mobile device system integration
Software engineering
JOINT CUSTOMERS
Source: Company filings, Investor presentation
• Founded in 2000
• Headquartered in Mountain View, CA
• CY2014 revenue: $113mm
• CY2014 non-GAAP gross margin: 52%
• Leading intelligent voice and audio solutions provider
• Sold 500+ million advanced voice processors
• 195 U.S. patents issued and pending
• 300+ employees–significant R&D / SW algo talent

Voice
Multi-Media
Speech Recognition
Sensing
Audience

knowles

Innovative Technology Drives Differentiated Solutions

2000 2015+ 2010
Pace of acoustic features
growing exponentially
in recent years
Microphones
Speakers & Receivers
High Performance
Solutions
Integration
Embedded Software +
Hardware Modules
Knowles’ technology stems
from 500+ patents
Audio $ Content
Feb . ’14 Analyst Day
Knowles Acoustic
Subsystems enable smart
audio optimization
device

Competitive Differentiation

Source: Knowles Management
Acoustic
Expertise
Electro-Mechanical
Integration
MEMS/ASIC
Design
+
Audio Signal
Processing
Expands Knowles’ existing
expertise in intelligent audio
and signal processing
solutions through Audience’s
strong engineering team and
robust patent portfolio
Analog and Digital Signal Processing
MEMS/ASIC Design
Applications Expertise
Acoustic Innovation
Proprietary Manufacturing Techniques
Mechanical/Industrial Design
Product Portfolio Breadth
ACOUSTIC
COMPANY
SEMICONDUCTOR
COMPANY

Audio Solutions
Acoustics Platform
Broadened Capabilities
Knowles Today
DOLBY TRUEHD

knowles

Intelligent Audio System
Integrated Speaker Box
Microphones Receivers Speakers
Concert
Recording
AudioZoom
Stereo
Capture/Playback
Multi-Mic Noise
Reduction
5.1 Surround Sound
Capture / Playback
Low Power,
Always
Listening
Gesture
Recognition
Active Noise
Cancellation
Playback
Optimization
Hardware / Software System
Future Knowles Products
Enabling better performance and new applications

Strong acoustics core enables relevant audio solutions
Own Voice
Pick-up

Source: Knowles Management
+
Acquisition opens up >$500 million market opportunity in audio signal path
Combined Company Accelerates New Market Opportunities
MEMS & transducers
Mechanical integration & design
Core acoustics
Algorithms (voice, motion)
Analog & digital design
System integration
$100 $100
$200

Application Processor
or Cloud
Audio Signal Processing
Speakers Mic
Audio algorithms
• Better sensors
(microphone & speaker)
• Smarter sensors
(microphone & speaker)
• Smart integrated audio
(speaker, microphone, algos)
• Lower power always-on
(voice wake, motion wake)
• Hearables
(e.g., own voice pick-up)
• IoT
(e.g., audio-enable home,
ultrasonic)
• Multi-sensory processing
(contextual awareness)
Mobile-centric Beyond mobile
+

Revenue Growth 7% Increases New products and markets
Gross Margin 39% Increases Target value-added solutions
R&D* (% of sales) 7-9% Increases
Continue to drive intelligent
audio solutions
SG&A* (% of sales) 8-10% Neutral
Operating Margin* 22% Neutral
CapEx (% of sales) 7% Neutral
Free Cash Flow (% of sales) 12% Neutral
With Audience
Mid Term Financial Model

Commentary
Source: Knowles Management
*Gross margin, R&D, SG&A and operating margin measures are non-GAAP
Existing Mid-Term Financial Model

Forward Looking Statements
This communication contains certain statements regarding business strategies, market potential, future financial performance, future action, results and other statements that do not directly relate to any historical or current fact which are “forward-looking”
statements within the meaning of the safe harbor provisions of the Securities Act of 1933, as amended, the Securities
Exchange Act of 1934, as amended, and the Private Securities Litigation Reform Act of 1995. The words “believe,” “expect,”
“anticipate,” “project,” “estimate,” “budget,” “continue,” “could,” “intend,” “may,” “plan,” “potential,” “predict,” “seek,” “should,”
“will,” “would,” “expect,” “objective,” “forecast,” “goal,” “guidance,” “outlook,” “effort,” “target” and similar expressions, among others, generally identify forward-looking statements, which speak only as of the date the statements were made.  The matters discussed in these forward-looking statements are based on current plans, expectations, forecasts and assumptions and are subject to risks, uncertainties and other factors that could cause actual outcomes or results to differ materially from those projected, anticipated or implied in these forward-looking statements. Where, in any forward-looking statement, an expectation or belief as to future results or events is expressed, such expectation or belief is based on the current plans and expectations of management and expressed in good faith and believed to have a reasonable basis, but there can be no assurance that the expectation or belief will be achieved or accomplished. Many factors that could cause actual results or events to differ materially from those anticipated include those matters described under the sections entitled “Risk Factors” and
“Management’s Discussion and Analysis of Financial Condition and Results of Operations” of Knowles’ and Audience’s Annual
Reports on Form 10-K for the year ended December 31, 2014, subsequent Reports on Forms 10-Q and 8-K and other filings
Knowles and Audience make with the SEC.  Any forward-looking statement speaks of as of the date on which it is made and neither Knowles nor Audience assume any obligation to update or revise any forward-looking statements whether as a result of new information, future events, or otherwise, except as required by applicable law. Risks and uncertainties that could cause results to differ from expectations include: uncertainties as to the timing of the tender offer and the proposed merger;
uncertainties as to how many of the holders of shares of common stock of Audience will tender their shares into the tender offer; the possibility that various closing conditions for the tender offer or the proposed merger may not be satisfied or waived, including that a governmental entity may prohibit, delay or refuse to grant approval for the consummation of the tender offer or the proposed merger; the effects of disruption from the tender offer or the proposed merger making it more difficult for Knowles or Audience to maintain relationships with employees (including potential difficulties in employee retention), collaboration parties, other business partners or governmental entities; legal proceedings that may be instituted against Knowles, Audience and others following announcement of the business combination; other business effects, including the effects of industrial, economic or political conditions outside of Knowles’ or Audience’s control; transaction costs; actual or contingent liabilities; and
other risks and uncertainties discussed in this communication and other documents filed with the SEC by Knowles or
Audience, as well as the Schedule TO to be filed with the SEC by Orange Subsidiary, Inc. Neither Knowles nor Audience
undertake any obligation to update any forward-looking statements as a result of new information, future developments or otherwise, except as expressly required by law.

Additional Information & Where to Find It

The exchange offer for the outstanding common stock of Audience has not yet commenced. This announcement is neither an offer to purchase nor a solicitation of an offer to sell shares of Audience. Audience’s stockholders are urged to read the relevant exchange offer documents when they become available because they will contain important information that stockholders should consider before making any decision regarding tendering their shares. At the time the offer is commenced, Knowles will file exchange offer materials with the U.S. Securities and Exchange Commission and Audience will file a
Solicitation/Recommendation Statement with respect to the offer. The exchange offer materials (including a Prospectus and certain other offer documents) and the Solicitation/Recommendation Statement will contain important information, which should be read carefully before any decision is made with respect to the exchange offer. The Prospectus and certain other offer documents, as well as the Solicitation/Recommendation Statement, will be made available to all stockholders of Audience at no expense to them. The exchange offer materials and the Solicitation/Recommendation Statement will be made available for free at the SEC’s web site at www.sec.gov. Free copies of the Offer to Purchase, the related Letter of Transmittal and certain other offering documents will be made available by Audience free of charge on Audience’s website at audience.com under the heading “Investors” of Audience’s website.
Interests of Certain Persons in the Offer and the Merger
Knowles will be, and certain other persons may be, soliciting Audience stockholders to tender their shares into the exchange offer. The directors and executive officers of Knowles and the directors and executive officers of Audience may be deemed to be participants in Knowles’ solicitation of Audience’s stockholders to tender their shares into the exchange offer. Investors and stockholders may obtain more detailed information regarding the names, affiliations and interests of the directors and officers of
Knowles and Audience in the exchange offer by reading the Prospectus and certain other offer documents, as well as the
Solicitation/Recommendation Statement, when they become available.